

SECURI' 07001418 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inland National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 South Main St
(No. and Street)

Minot	ND	58702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Theusch — 701-852-1640
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz, and Associates, P.C.
(Name - *if individual, state last, first, middle name*)

24 West Central	Minot	ND	58702
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL



CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Keith Theusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland National Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



STACY MORLANG
Notary Public
State of North Dakota
My Commission Expires May 26, 2012

Ward County
2-13-07

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (N/A)
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (N/A)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.(N/A)
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.(N/A)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND NATIONAL SECURITIES, INC.
TABLE OF CONTENTS


BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Inland National Securities, Inc. (an S corporation) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland National Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 11 to the financial statements, the Company was subject to a limited scope review by the office of the North Dakota Securities Commissioner. The ultimate outcome of the review cannot presently be determined and accordingly, no provision for any liability that may result has been made in the financial statements.



BRADY, MARTZ & ASSOCIATES, P.C.

February 12, 2007

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

-INLAND NATIONAL SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 136,346	$ 117,573
Accounts receivable	3,851	7,699
Other current assets	250	250
Total current assets	$ 140,447	$ 125,522
PROPERTY AND EQUIPMENT	$ 302,186	293,706
Less accumulated depreciation	226,162	221,891
Net property and equipment	$ 76,024	$ 71,815
OTHER ASSETS		
Other investments	$ 25,135	$ 26,245
TOTAL ASSETS	$ 241,606	$ 223,582

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Commissions payable	$ 2,310	$ 5,292
Other current liabilities	23,341	4,020
Security deposits	1,450	2,472
Current portion of long-term debt	3,409	0
Total current liabilities	$ 30,510	$ 11,784
LONG-TERM DEBT, less current portion shown above	$ 92,647	$ 0
TOTAL LIABILITIES	$ 123,157	$ 11,784
STOCKHOLDER'S EQUITY		
Common stock – 2000 shares of no par value stock authorized, 2000 shares outstanding	$ 200,000	$ 200,000
Retained Earnings (accumulated deficit)	(81,551)	11,798
Total stockholder's equity	$ 118,449	$ 211,798
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 241,606	$ 223,582

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
EARNED REVENUES	$ 244,215	$ 1,103,855
DIRECT COST OF EARNED REVENUES	111,813	743,825
GROSS PROFIT	$ 132,402	$ 360,030
OTHER INCOME		
Real estate income	$ 22,627	25,691
Loss on the sale of investments	(825)	(825)
Investment income	4,982	2,733
Miscellaneous	0	3,664
Total other income	$ 26,784	$ 31,263
GROSS PROFIT AND OTHER INCOME	$ 159,186	$ 391,293
GENERAL AND ADMINISTRATIVE EXPENSES		
Office salaries	$ 105,028	$ 109,378
Payroll taxes	15,777	24,165
Travel, registration and dues	7,773	7,489
Real estate tax and insurance	22,535	19,053
Depreciation	4,271	5,266
Repairs and maintenance	2,792	3,399
Office supplies	6,576	9,443
Telephone and rent	15,875	18,644
Legal and accounting	59,201	6,290
Advertising	1,005	4,835
Retirement Plan	3,427	14,960
Interest expense	4,996	0
Other operating expenses	3,279	4,068
Total expenses	$ 252,535	$ 226,990
NET INCOME(LOSS)	$ (93,349)	$ 164,303

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital Stock	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
BALANCE, JANUARY 1, 2005	$ 200,000	$ 67,495	$ 0	$ 267,495
Net Income	0	164,303	0	164,303
Stock redemption – 150 shares	0	0	(26,016)	(26,016)
Stock reissued – 150 shares	0	0	26,016	26,016
Distributions	0	(220,000)	0	(220,000)
BALANCE, DECEMBER 31, 2005	$ 200,000	$ 11,798	$ 0	$ 211,798
Net Loss	0	(93,349)	0	(93,349)
BALANCE, DECEMBER 31, 2006	$ 200,000	$ (81,551)	$ 0	$ 118,449

SEE NOTES TO THE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES		
Net (Loss)Income	$ (93,349)	$ 164,303
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Depreciation	4,271	5,266
Loss on securities	825	825
Patronage refunds received as an investment	284	(3,348)
Effects on operating cash flows due to changes in:		
Accounts receivable	3,848	5,300
Accounts payable	16,340	(2,507)
Other current liabilities	0	2,818
Security deposits	(1,022)	(20)
Net cash provided(used)by operating activities	$ (68,802)	$ 172,637
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (8,482)	$ (214)
CASH FLOW FROM FINANCING ACTIVITIES		
Purchase of treasury stock	$ 0	$ (26,016)
Proceeds from reissuance of treasury stock	0	26,016
Distributions	0	(220,000)
Proceeds from long-term debt	98,500	0
Principal payment on long-term debt	(2,443)	0
Net cash provided(used) by financing activities	$ 96,057	$ (220,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 18,773	$ (47,577)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	117,573	165,150
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 136,346	$ 117,573

SCHEDULE OF OTHER CASH FLOW INFORMATION

	2006	2005
CASH PAID DURING THE YEAR FOR INTEREST	$ 4,996	$ 0

SEE NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – The Company operates as a broker/dealer providing a range of investment products and services including various stocks, bonds and mutual funds. The majority of the Company's revenues are generated from sales to residents of North Dakota. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Basis of Accounting – Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents – The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts/commissions receivable – Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment is stated at cost less accumulated depreciation computed on the accelerated and straight-line methods. The estimated useful life of the Company's fixed assets are as follows:

Office equipment and fixtures	5 – 7 years
Building and improvements	19 – 39 years

Investments – The Company's investments consist of a limited partnership unit, member interest in a Limited Liability Company, and a patronage investment in a local cooperative. None of these investments have a readily determinable markets. All of these investments are accounted for under the cost method of accounting.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2006 and 2005 consist of the following:

Account	Current Interest Rate	2006	2005
First Western Bank	4.25%	$ 10,799	$ 53,618
Southwest Securities Money Market	1.18%	10,142	10,433
Oppenheimer Money Market	1.52%	107,356	53,522
First Western Money Mark.	2.50%	8,049	0
Total cash and cash equivalents		$ 136,346	$ 117,573

The Company maintains accounts at First Western Bank, Southwest Securities, and at Oppenheimer Funds. The accounts maintained at First Western Bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The accounts at Southwest Securities and Oppenheimer are insured by the Securities Investor Protection Corporation (SIPC). SIPC insures cash and investment accounts up to $500,000 with a maximum cash account insurance limit of $100,000. Money market accounts are considered investment accounts for SIPC coverage.

NOTE 3 - PROPERTY AND EQUIPMENT

Details pertaining to property and equipment and accumulated depreciation as of December 31, 2006 and 2005 are as follows:

2006	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
Land	$ 33,023	$ 0	$ 33,023
Building and improvements	204,957	166,560	38,397
Fixtures and equipment	64,206	59,602	4,604
	$ 302,186	$ 226,162	$ 76,024
2005			
Land	$ 33,023	$ 0	$ 33,023
Building and improvements	196,477	164,894	31,583
Fixtures and equipment	64,206	56,997	7,209
	$ 293,706	$ 221,891	$ 71,815

NOTE 4 - **INVESTMENTS**

The Company has invested $10,000 in Polaris Limited Partnership. The partnership consists of a 48-unit low-income apartment complex in Minot, North Dakota. Due to the lack of a readily determinable market and the Company's small ownership percentage, this investment is carried at the Company's original cost.

In 2000, the Company entered into an agreement to become the management member of Dakota Payphone, LLC. The original amount of this investment was $6,000. Due to the lack of a readily determinable market and the company's small ownership percentage, this investment is carried at the Company's original cost.

Inland National Securities receives patronage credits from an investment in a local cooperative. The total cost of the patronage investments as of the December 31, 2006 and 2005 were $9,135 and $9,420. This investment is recorded at cost plus the face value of equities to be received as patronage refunds in future years. The face value of equities redeemed by the cooperative is deducted from the investment balance. The investment is redeemed at the discretion of the cooperative. Patronage refunds and redemptions are recorded in the year they are received.

The Company purchased 300 NASD's warrants on June 28, 2000 for $3,300. These warrants orginally could have been exercised into a total of 1,200 shares. In 2006 the final set of options expired resulting in the recognition of a loss of $825.

NOTE 5 **LONG-TERM DEBT**

Details pertaining to notes payable and assets assigned as collateral thereon are as follows:

	Interest Rate	Maturity Date	Current Portion	2006	2005
Long-term debt:					
First Western	7.75%	05/05/11	$ 3,409	$ 96,056	$ 0

The loan calls for a balloon payment of the remaining balance at the date of maturity. Substantially all of the Company's assets are pledged as collateral.

Listed below is the Company's future principal payment on its long-term debt.

For the Years ending December 31

2007	$ 3,409
2008	4,124
2009	4,456
2010	4,813
2011	79,254
Total	$ 96,056

NOTE 6 - **CONCENTRATION OF CREDIT RISK AND RELATED PARTY**

Approximately 73% (2006) and 79% (2005) of the Company's earned revenues were generated from commissions and or management fees associated with Dakota Payphone, LLC. Inland National Securities Inc. is the managing member of the Dakota Payphone, LLC.

NOTE 7 – **INCOME TAXES**

The Company has elected to be taxed as an "S" Corporation for federal and state income tax purposes. Income or loss from the Company is passed through to the stockholders and taxed at the individual level. Therefore, no provision or liability for federal and state income taxes is reflected in the financial statements.

NOTE 8 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2006 and 2005, the Company had the following net capital:

	December 31	
	2006	2005
Net Capital	$ 76,172	$ 101,985
Excess Net Capital (Minimum requirement of 5,000)	$ 71,172	$ 96,985
Aggregate Indebtedness to Net Capital Ratio	.63 to 1	.12 to 1

NOTE 9 – **RETIREMENT PLAN**

During 1997, the Company established a savings incentive match plan for employees of small employers (SIMPLE). Under the terms of the plan, the Company must provide a matching contribution for each eligible employee. The Company must match employee's contribution dollar for dollar up to a maximum of 3% of the employee's wages. This plan was discontinued during the year. Total retirement plan expense for the years ended December 31, 2006 and 2005 was $2,261 and $14,960, respectively.

NOTE 10 – **ADVERTISING COSTS**

Advertising costs, which were expensed as incurred, totaled $1,005 and $4,835 for the years ended December 31, 2006 and 2005, respectively.

NOTE 11 – **CONTINGENCY**

In January 2006, the State of North Dakota Securities Commission conducted a limited scope review of the Company's compliance with regulations relating to the maintenance of various books and records and the suitability of certain sale transactions of Dakota Payphone LLC membership units. The Company is presently contesting the suitability issues raised by the State. Should the Company be unsuccessful in its efforts, the State may seek significant sanctions against both the Company and its principals. These sanctions could include the assessment of material civil penalties and/or revocation of the Company's broker-dealer registration. The ultimate outcome of this review can not be reasonably determined and accordingly, no provision for any liability that may result has been made in the financial statements.

SUPPLEMENTARY INFORMATION

INLAND NATIONAL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL		
Total stockholder's equity	$ 118,449	$ 211,798
Less non-allowable assets:		
Other current assets/receivables	(250)	(250)
Fixed assets	(4,604)	(71,815)
Clearing deposit	(10,142)	(10,433)
Other investments	(25,134)	(26,245)
Haircuts on securities	(2,147)	(1,070)
Net capital	$ 76,172	$ 101,985
AGGREGATE INDEBTEDNESS		
Commissions payable	$ 2,310	$ 5,292
Other current liabilities	23,341	4,020
Security deposits	1,450	2,472
Total aggregate indebtedness	$ 27,101	$ 11,784
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements	$ 5,000	$ 5,000
Excess net capital at 1500%	$ 74,364	$ 101,199
Excess net capital at 1000%	$ 73,462	$ 100,807
Ratio: Aggregate indebtedness to net capital	.63 to 1	.12 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 10,321	$ 150,779
Allowable equity in property secured by sole Recourse indebtedness	71,421	0
Net adjustments to allowable assets and indebtedness	(5,570)	4,635
Net capital per above	$ 76,172	$ 155,414

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.
2. Excess net capital figures at 1500% and 1000% are based on the following calculated minimum net capital requirements:

	1,500%	1,000%
December 31, 2006	$ 1,808	$ 2,710
December 31, 2005	$ 786	$ 1,178

INLAND NATIONAL SECURITIES, INC.
SCHEDULE II
CLAIM OF EXEMPTION FROM RULE 15C3-3
DECEMBER 31, 2006 AND 2005

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15C3-3

Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

In planning and performing our audits of the financial statements and supplemental schedules of Inland National Securities, Inc.(the Company), as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control)as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15C3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRADY, MARTZ, & ASSOCAITES, P.C.

February 12, 2007

END